Huntington Preferred Capital, Inc.
Huntington Center
41 South High Street
Columbus, Ohio 43287
Thomas P. Reed
Vice President
614.480.3470
614.480.5284 Facsimile
November 3, 2005

Via EDGAR

Steven Jacobs
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
cc: Howard Efron – Staff Accountant
Re:	Huntington Preferred Capital, Inc. Form 10-K for the fiscal year ended December 31, 2004 SEC File No. 0-33243
Dear Mr. Jacobs:
     We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated October 12, 2005, responding to our letter filed on September 30, 2005, responding to your September 16, 2005 letter regarding the annual report on Form 10-K for the fiscal year ended December 31, 2004 (“2004 Form 10-K”) of Huntington Preferred Capital, Inc. (the “Company”). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
Form 10-K for the fiscal year ended December 31, 2004
Related Party Transactions, page 47
1.	We note your response to prior comment 2 and have further comments:
•	We do not agree with positions that would exclude required financial information based on the beliefs that a conditional exchange event would only happen under rare circumstances or that financial information will not provide meaningful additional information to holders of your preferred securities after the point in time that the Bank, hypothetically, became undercapitalized. As your investors could own an investment in the Bank as a result of the conditional exchange feature, the Bank’s financial information is required information for the protection of investors in your preferred securities.
•	Your position to refer your financial statement readers to the public filings of Huntington, as long as those financial statements are substantially the same as those of the Bank, appears reasonable. Please amend your Form 10-K for the year ended December 31, 2004 to include your proposed disclosure and to include summarized financial information for Huntington in accordance with Rule 1.02 (bb) of Regulation S-X. Summarized financial information for Huntington will be required in all future filings under Form 10-Q and Form 10-K.
•	With respect to your need to amend your Form 10-K, please advise us of any considerations that you have made regarding conclusions on effectiveness of disclosure controls and procedures as of December 31, 2004.

Steven Jacobs
November 3, 2005

Management’s response:
•	Management continues to believe that the Company’s 2004 Form 10-K fully complies with SEC’s disclosure requirements promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), including the requirements of Regulation S-X. The Company voluntarily has agreed to enhance its future SEC filings by providing the disclosures proposed in our September 30, 2005 letter to you. In addition, the Company will incorporate by reference the financial statements of Huntington Bancshares Incorporated (“Huntington”), the parent company of The Huntington National Bank (the “Bank”). Thus, investors in the Company’s Class C preferred securities will derive no additional benefit by having the Company invest the effort and expense necessary to amend its 2004 Form 10-K.
The Company’s 2004 Form 10-K clearly explains the exchangeability feature of its Class C preferred securities as well as the risks involved in owning Bank securities rather than securities of the Company. The relationship among the Company, the Bank, and Huntington are clearly set forth on page 3 of the Company’s Form 10-K. All required financial information about Huntington and, due to the fact that such information is substantially similar to that of the Bank, all required financial information of the Bank, has been and continues to be publicly available since Huntington files all required reports under the 1934 Act.

The Class C preferred securities cannot be voluntarily converted or exchanged; therefore, there is no investment decision that can be made by the holders of the Class C preferred securities with respect to the exchangeability of the Company’s preferred securities for the Bank’s preferred securities. The Company’s Class C preferred securities are subject to mandatory exchange for the Bank’s preferred securities only by direction of the Office of the Controller of the Currency (“OCC”) and only if the OCC anticipates that the Bank will become undercapitalized in the near term or the Bank is placed in conservatorship or receivership. Any of these events would require Huntington and the Company to file Current Reports on Form 8-K. Huntington has no reason to believe that any such event is probable in the foreseeable future given the current capital levels of the Bank. Moreover, investors in the Company’s Class C preferred securities currently have available to them all required information. Item 1 of Part I on page 6 of the Company’s 2004 Form 10-K reviews the relevant capital ratios of the Bank at December 31, 2004 and 2003, in comparison with regulatory minimums to be considered “Well-Capitalized” and “Adequately Capitalized.” That Item also includes an organization chart on page 3 of the 2004 Form 10-K showing the Company and its relationships with both the Bank and Huntington. The contingent exchangeability feature is described in that Item under “Business Risks” on page 12 and is disclosed in the Company’s Balance Sheets (page 36). We raise these points not to argue against inclusion of Huntington’s financial information in the Company’s filings, but rather against the need to amend past reports. The Company not only will include the disclosures proposed in our September 30, 2005 letter, but will also incorporate Huntington’s financial statements in the Company’s future reports, beginning with the Company’s 2005 Third Quarter Report which will be filed on or about November 14, 2005. Since the 2005 Third Quarter Report will be filed before the Company would be in a position to amend its 2004 Form 10-K to include identical information, requiring the Company to amend its 2004 Form 10-K would provide no incremental benefit to investors in the Company’s preferred securities.

Steven Jacobs
November 3, 2005

•	The Company has agreed to enhance its disclosures in future filings regarding the relationship with the Bank, the importance of the Bank’s capital ratios, the relationship between the Bank and Huntington, and the availability of Huntington’s financial statements, all as described in our September 30, 2005 letter to you. In addition, the Company agrees to incorporate Huntington’s financial statements, by reference, directly into the Company’s future filings. Under these circumstances, we do not believe that additional summarized financial information for Huntington in accordance with Rule 1.02(bb) of Regulation S-X is necessary in the Company’s future filings or required by Regulation S-X or by accounting principles generally accepted in the United States.
The SEC staff indicated in Morgan Stanley & Co., Inc. (publicly available on June 24, 1996) that, where there is sufficient market interest and publicly available information, the issuer of the “exchangeable securities” may include abbreviated disclosure about the issuer and the terms of the “underlying securities” in periodic reports filed under the 1934 Act. This abbreviated disclosure would include at least:
1.	A brief discussion of the business of the issuer of the underlying securities;

2.	Disclosure about the availability of information with respect to the issuer of the underlying securities; and

3.	Information concerning the market price of the underlying securities.
Huntington’s common stock is registered under Section 12 of the 1934 Act and Huntington is eligible to use Form S-3 under the Securities Act of 1933 for a primary offering of non-investment grade securities. Thus, under the standard set forth in Morgan Stanley, there is sufficient market interest and publicly available information about Huntington, and by extension, the Bank, who is

Steven Jacobs
November 3, 2005

the issuer of the securities underlying the Company’s Class C preferred securities, or the “exchangeable securities” in this case. There is a brief discussion of the businesses of Huntington and the Bank in the Company’s 1934 Act reports and that discussion will be expanded in the Company’s future reports. That expanded discussion will disclose information about the availability of Huntington’s 1934 Act reports and will incorporate Huntington’s financial statements by reference in accordance with Rule 12b-23(a). There is no market price for the Bank’s Class C preferred securities since no such securities have ever been issued.

It is the Company’s intention to comply with the Commission’s request to include financial information of Huntington in the Company’s periodic filings by incorporating Huntington’s filings with the Commission into the Company’s filings by reference. Staff Accounting Bulletin Topic 6(K)(4)(b)(Question 1) states, “The purpose of the summarized information is to provide minimum standards of disclosure when the impact of such entities on the consolidated financial statements is significant. If the registrant furnishes more information in the annual report than is required by these minimum disclosure standards, such as condensed financial information or separate audited financial statements, the summarized data can be excluded”. Since the full Huntington financial statements will be incorporated by reference into the Company’s future annual and quarterly reports beginning with its 2005 Third Quarter Report, the summarized financial information described in Rule 1.02(bb) would not be necessary for the protection of investors.
•	Management believes that the Company’s agreement to expand its disclosures in future filings as proposed in our September 30, 2005 letter and additionally to incorporate by reference Huntington’s financial statements in future filings does not negatively impact its conclusions on the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004.
Rule 13a-15(e) defines the term disclosure controls and procedures as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. . . .” As of December 31, 2004, and at the time Management signed its certifications as to the effectiveness of its disclosure controls and procedures, Management did not believe that the proposed disclosures and the incorporation of Huntington’s financial statements involved information required to be disclosed by the Company and, therefore, the Company’s disclosure controls and procedures were and continue to be effective.

Steven Jacobs
November 3, 2005

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. In the event you disagree with our conclusions, we would appreciate an opportunity to confer with you to clarify our response. Please contact me at (614) 480-3470 if you have any questions, would like to set up a conference call, or would like further information about this response.
Sincerely,
/s/ Thomas P. Reed
Thomas P. Reed
Vice President
Huntington Preferred Capital, Inc.
Copies to	Donald R. Kimble, President, Huntington Preferred Capital, Inc. Richard A. Cheap, Vice President, Huntington Preferred Capital, Inc.